Coincheck Group N.V.

Nieuwezijds Voorburgwal 162
1012 SJ Amsterdam
The Netherlands
Telephone: +31 20-522-2555

January 9, 2026

Mr. Dana Brown
Division of Corporation Finance
Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Coincheck Group N.V. Registration Statement on Form F-3 (File No. 333-292562)

Mr. Brown,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Coincheck Group N.V. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-292562) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (“Commission”) so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on January 13, 2026, or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Nelson Mullins Riley & Scarborough LLP.

Once the Registration Statement is effective, please orally confirm the event with our U.S. counsel Nelson Mullins Riley & Scarborough LLP by calling Peter Strand at +1 (202) 689-2983. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Nelson Mullins Riley & Scarborough LLP, Attention: Peter Strand, by e-mail to peter.strand@nelsonmullins.com.

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Very truly yours,

Coincheck Group N.V.

By:	/s/ Gary Simanson
Name:	Gary Simanson
Title:	Chief Executive Officer

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